Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

RECEIVED

2004 NOV 17 P 3: 22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10 November 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

04046230

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

        Brambles Industries plc

2)   Name of shareholder having a major interest

        The Capital Group Companies, Inc.

3)   Please state whether notification indicates that it is in respect of
        holding of the shareholder named in 2 above or in respect of a
        non-beneficial interest or in the case of an individual holder if it is a
        holding of that person's spouse or children under the age of 18

        On behalf of its affiliates

4)   Name of the registered holder(s) and, if more than one holder, the
        number of shares held by each of them

        See list below

5)   Number of shares/amount of stock acquired

        N/A

6)   Percentage of issued class (any treasury shares held by company should not
        be taken into account when calculating percentage)

        N/A

7)   Number of shares/amount of stock disposed

        Not disclosed

8)   Percentage of issued class

        Not disclosed

9)   Class of security

        Ordinary shares of 5p each

10)   Date of transaction

        Not advised

11)   Date company informed

        9 November 2004

12)   Total holding following this notification

        78,878,518

13)   Total percentage holding of issued class following this notification (any
        treasury shares held by company should not be taken into account when
        calculating percentage)

10.89%

14) Any additional information

15) Name of contact and telephone number for queries

     Sandra Walters – 020 7659 6039

16) Name of authorised company official responsible for
     making this notification

     Sandra Walters, Assistant Company Secretary

     Date of notification 10 November 2004

Details of Registered Holders

Capital Guardian Trust Company   2.33%

State Street Nominees Limited	3,671,731
Bank of New York Nominees	318,412
Northern Trust	171,000
Chase Nominees Limited	8,039,697
BT Globenet Nominees Ltd.	192,291
Midland Bank plc	1,615,800
Bankers Trust	768,200
Barclays Bank, Barclays Global Securities Services	27,400
Nortrust Nominees	1,234,295
Royal Bank of Scotland	6,400
MSS Nominees Limited	18,000
Citibank NA	19,200
ROY Nominees Limited	26,600
Mellon Nominees (UK) Limited	317,000
HSBC	27,913
JP Morgan Chase Bank	418,052
Total	16,871,991

Capital International Limited   3.16%

State Street Nominees Limited	627,681
Bank of New York Nominees	4,780,272
Northern Trust	587,192
Chase Nominees Limited	4,528,619
Midland Bank plc	262,000
Bankers Trust	278,742
Barclays Bank, Barclays Global Securities Services	225,100
Citibank London	1,025,091
Morgan Guaranty	132,100
Nortrust Nominees	2,608,877
Royal Bank of Scotland	2,032,497
MSS Nominees Limited	194,000
State Street Bank & Trust Co	2,417,459
National Westminster Bank	170,300
Lloyds Bank	80,700
Citibank NA	89,100
Deutsche Bank AG	833,800

HSBC Bank plc	593,140	
Mellon Bank N.A.	396,704	
Northern Trust AVFC	246,800	
KAS UK	42,915	
Mellon Nominees (UK) Limited	299,000	
Bank One London	261,880	
Clydesdale Bank plc	114,800	
JP Morgan Chase Bank	43,400	
Total	22,872,169	
Capital International S.A.		1.10%
State Street Nominees Limited	40,900	
Bank of New York Nominees	50,800	
Chase Nominees Limited	2,877,276	
Credit Suisse London Branch	93,600	
Midland Bank plc	886,900	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	64,400	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	241,700	
J.P. Morgan	1,274,835	
State Street Bank & Trust Co.	99,200	
National Westminster Bank	115,100	
Lloyds Bank	52,256	
RBSTB Nominees Ltd.	199,200	
Citibank NA	34,100	
Deutsche Bank AG	174,346	
HSBC Bank plc	557,925	
Total	7,974,238	
Capital International Inc.		0.42%
State Street Nominees Limited	1,350,000	
Chase Nominees Limited	103,900	
Midland Bank plc	246,700	
Brown Bros	377,700	
Nortrust Nominees	85,326	
Royal Bank of Scotland	306,200	
Sumitomo Trust & Banking	106,300	
RBSTB Nominees Ltd.	44,800	
HSBC Bank plc	56,894	
JP Morgan Chase Bank	447,300	
Total	3,085,120	
Capital Research and Management Company		3.88%
Chase Nominees Limited	28,075,000	
Total	28,075,000	